# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SMITH MICRO SOFTWARE, INC., CIK 0000948708
CUSIP: 832154504
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5800 CORPORATE DRIVE, PITTSBURGH, Pennsylvania (PA), 15237
Date of event which requires filing of this statement: 06/04/2026
Amends the filing with accession number 0001437749-25-035480
Filed by CIK 0001251368
Persons authorized to receive notices and communications: William W. Smith, Jr., Smith Micro Software, Inc., 120 Vantis Drive, Suite 350, Aliso Viejo, California (CA), 92656, (949) 362-5800; Jennifer M. Reinke, Smith Micro Software, Inc., 5800 Corporate Drive, Pittsburgh, Pennsylvania (PA), 15237, (412) 837-5300

## Reporting persons
- SMITH WILLIAM W JR (CIK 0001251368): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 58,704; shared voting power 2,576,497; sole dispositive power 58,704; shared dispositive power 2,576,497; aggregate amount beneficially owned 2,635,201 (40.2% of the class)
  Comment: (Explanatory Note) This is Amendment No. 4 (this "Amendment") to Schedule 13D (as previously amended, the "Schedule") filed on November 17, 2025 by William W. Smith, Jr., relating to the ownership of shares of Common Stock, par value $0.001 per share (the "Common Stock") of Smith Micro Software, Inc., a Delaware corporation (the "Issuer"). The Issuer completed a 1 for 5 reverse stock split with a market effective date of June 5, 2026 ("Reverse Stock Split"). On the market effective date of the Reverse Stock Split, the Issuer's common stock commenced trading under a new CUSIP number, 832154504. All share numbers contained in this Form 13D/A reflect the effectiveness of the Reverse Stock Split. The purpose of this Amendment is to reflect changes resulting from a common stock purchase warrant purchased on February 3, 2026 for investment purposes by the Smith Living Trust, for which William W. Smith, Jr. serves as co-trustee, having become exercisable within 60 days. Except as specifically set forth herein, the Schedule otherwise remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule.
  
  (1) The shared voting power and aggregate amount beneficially owned by the Reporting Person includes 2,576,497 shares held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees, including 1,472,962 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants.
  
  (2) The percent of class beneficially owned by the Reporting Person is based on 5,086,650 shares of common stock outstanding following the Reverse Stock Split (which is based on 25,433,247 shares of common stock outstanding prior to the Reverse Stock Split, as reflected in the records of the Issuer's transfer agent) and 1,472,962 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SMITH MICRO SOFTWARE, INC.
Address of issuer's principal executive offices: 5800 CORPORATE DRIVE, PITTSBURGH, Pennsylvania (PA), 15237

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by William W. Smith, Jr.
Residence or business address: William W. Smith, Jr. is the Executive Chairman of the Issuer's Board of Directors. The address of William W. Smith, Jr. is 120 Vantis Drive, Suite 350, Aliso Viejo, CA 92656.
Present principal occupation or employment: William W. Smith, Jr. is the Executive Chairman of the Issuer's Board of Directors. The address of William W. Smith, Jr. is 120 Vantis Drive, Suite 350, Aliso Viejo, CA 92656.
Criminal convictions in the last five years: During the past five years, William W. Smith, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, William W. Smith, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock covered by this filing include shares purchased in the open market from time to time by William W. Smith, Jr. using personal funds, when permitted to do so under the terms of the Issuer's policies, including its Insider Trading Policy, shares acquired by him from the Issuer pursuant to private placement offerings of Common Stock and warrants exercisable for shares of Common Stock, stock splits, shares issued to him by the Issuer as compensation, and shares sold in the open market or transferred by William W. Smith, Jr. to the Smith Living Trust. The shares of Common Stock covered by this filing also include those of such shares held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule is hereby amended to add the following:

As noted in the Explanatory Note, on February 3, 2026, the Smith Living Trust purchased for investment purposes a common stock purchase warrant exercisable for 296,033 shares of Common Stock which as a result of the passage of time has become exercisable within 60 days.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

William W. Smith, Jr. has sole voting and dispositive power over 58,704 shares (0.9% of the Common Stock) and shared voting and dispositive power over 2,576,497 shares (39.3% of the Common Stock), including 1,472,962 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants. The shares over which Mr. Smith has shared voting and dispositive power are held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees. In the aggregate, William W. Smith, Jr. has beneficial ownership of 2,635,201 shares (or 40.2%) of the Common Stock.

The above calculations are based on 5,086,650 shares of common stock outstanding following the Reverse Stock Split (which is based on 25,433,247 shares of common stock outstanding prior to the Reverse Stock Split, as reflected in the records of the Issuer's transfer agent) and 1,472,962 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

William W. Smith, Jr. has sole voting and dispositive power over 58,704 shares (0.9% of the Common Stock) and shared voting and dispositive power over 2,576,497 shares (39.3% of the Common Stock), including 1,472,962 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants.

The shares over which Mr. Smith has shared voting and dispositive power are held by the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

In the aggregate, William W. Smith, Jr. has beneficial ownership of 2,635,201 shares (or 40.2%) of the Common Stock.

The above calculations are based on 5,086,650 shares of common stock outstanding following the Reverse Stock Split (which is based on 25,433,247 shares of common stock outstanding prior to the Reverse Stock Split, as reflected in the records of the Issuer's transfer agent) and 1,472,962 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants, in accordance with Rule 13d-3(d)(1)(i).
Transactions in the class effected during the past sixty days: On June 4, 2026, a common stock purchase warrant for 296,033 shares purchased on February 3, 2026 for investment purposes by the Smith Living Trust, for which William W. Smith, Jr. serves as co-trustee, became exercisable within 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated as follows:

As identified above, 2,576,497 shares are held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees, including 1,472,962 shares of common stock not outstanding which the Smith Living Trust has the right to acquire within sixty (60) days upon the exercise of warrants.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following information:

Items 5(a), 5(b), 5(c) and 5(d) are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7.1 - Form of Common Stock Purchase Warrant by and between the Issuer and the Smith Living Trust, dated February 3, 2026, incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed on February 5, 2026 https://www.sec.gov/ix?doc=/Archives/edgar/data/948708/000143774926003194/smsi20260205_8k.htm

## Signatures
- SMITH WILLIAM W JR: /s/ William W. Smith, Jr., William W. Smith, Jr. (06/08/2026)